May 29, 2014

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 138 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to Jennifer Mills and me by telephone on May 20, 2014, with respect to post-effective amendment number 138 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Registrant filed the Amendment with the Commission on April 4, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 139).

Comments on the Prospectus

Comment 1. Please confirm the Management Fees in the Annual Fund Operating Expenses for International Fund I reflect the current fees.

Response: Confirmed. The post-effective amendment will show an effective date of June 3, 2014 for the fees in Footnote 1 to the table with respect to International Fund I.

Comment 2. If the advisor (Principal Management Corporation) has the opportunity to recoup its expenses, please disclose in connection with the Annual Fund Operating Expenses table for each Fund.

Response: There is no reimbursement or ability to recoup expenses.

Comment 3. For all Funds, please confirm that the examples take into account the expense waivers or reimbursements for the entire period in which the waiver or reimbursement is in effect.

Response: Confirmed.

Comment 4. For all Funds, please confirm that the costs reflected in the examples are the same for the respective classes and periods whether shares are redeemed at the end of the periods or not.

Response: Confirmed.

Comment 5. For all Funds, please explain why the first paragraph under Principal Risks is appropriate to include in that section, as it is not a risk.

Response: The information in the first paragraph is permitted by the Instruction to Form N-1A Item 4(b)(1)(i): “A Fund may, in responding to this Item, describe the types of investors for whom the Fund is intended or the types of investment goals that may be consistent with an investment in the Fund.”

Comment 6. Performance information shown for periods prior to the inception date of each new share class of each Fund is based on the performance of an existing share class of that Fund. Please revise the performance information per Instruction 3(b) to Item 4(b)(2) of Form N-1A.

Response: The Registrant respectfully declines to change the disclosure. Registrant’s current presentation of the historical performance of new Class A and Class P shares is consistent with a no-action letter granted to Quest for Value Dual Purpose Fund, Inc. (publicly available February 28, 1997).

As described in the prospectus, the performance of each Fund’s existing class of shares has been adjusted to reflect the fees of the new class, and the adjustments result in performance for such periods that is no higher than the historical performance of the existing class. Moreover, Registrant believes that because the new share classes have higher total expense ratios than the existing classes, adjusting the performance of the existing classes to reflect the higher expenses provides a more accurate picture of what holders of the new share class would pay and how an investment in the new share class would perform.

Comment 7. The Additional Information about Investment Strategies and Risks section states: “The Board of Directors may change the Fund’s objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” In the prospectus, please note whether shareholders will be given notice of a change in the Fund’s objective and, if so, the timing of such notice.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c) (“The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”).

Comment 8. Please confirm that the investment strategies and risks in the table with respect to each fund have not changed since the previous filing.

Response: The only revision to the table from the previous filing is to change the Hedging and Derivatives risks from “Non-Principal” to “Not Applicable” with respect to International Fund I.

Comment 9. Consider changing the headings and paragraph order of the “One-Time Fee-Contingent Deferred Sales Charge” Section to make it clear that the CDSC applies to Class A shares and not Class P shares.

Response: The Registrant respectfully declines to change the disclosure. The current disclosure is accurate, and the current headings will be necessary when the information in this prospectus is merged into the prospectus containing additional classes of shares.

Comment 10. Please revise the Performance Results table in Appendix A so that Fund and composite performance information is not together.

Response: The Registrant will revise the table.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-1209 or Jennifer Mills at 515-235-9154 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant